UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Maxwell Technologies, Inc.
(Name of Subject Company)

Maxwell Technologies, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)
Common Stock—577767106
(CUSIP Number of Class of Securities)

Dr. Franz Fink
President and Chief Executive Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, California 92123
(858) 503-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Larry W. Nishnick, Esq.
Patrick J. O’Malley, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121
(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Maxwell Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 20, 2019, as amended by that certain Amendment No. 1 to Schedule 14D-9 previously filed by the Company with the SEC on March 15, 2019, Amendment No. 2 to the Schedule 14D-9 previously filed by the Company with the SEC on March 25, 2019, Amendment No. 3 to the Schedule 14D-9 previously filed by the Company with the SEC on March 28, 2019, Amendment No. 4 to the Schedule 14D-9 previously filed by the Company with the SEC on April 8, 2019, Amendment No. 5 to the Schedule 14D-9 previously filed by the Company with the SEC on April 30, 2019 and Amendment No. 6 to the Schedule 14D-9 previously filed by the Company with the SEC on May 13, 2019 (collectively, as may be further amended and supplemented from time to time, the “Schedule 14D-9”) relating to the exchange offer by Cambria Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tesla, Inc., a Delaware corporation (“Tesla”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Tesla with the SEC on February 20, 2019, as amended on March 15, 2019, March 28, 2019, April 3, 2019, April 8, 2019, April 30, 2019, May 8, 2019, May 13, 2019 and May 16, 2019, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of Maxwell Common Stock.

The terms and conditions of the offer are set forth in Tesla’s prospectus/offer to exchange (the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Tesla has filed on February 20, 2019, as amended on March 15, 2019, March 28, 2019, April 3, 2019, April 8, 2019 and April 30, 2019 with the SEC, and which, with the related letter of transmittal, together with any further amendments or supplements, collectively constitute the “Offer.”

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7.
Item 8. Additional Information.
Item 8 of Schedule 14D-9 and the disclosure is hereby amended and supplemented by adding the following information:
“At 11:59 p.m., Eastern time, on May 15, 2019, the Offer expired as scheduled and was not extended. The Offeror was advised by the depositary and exchange agent for the Offer that as of the expiration of the Offer, a total of approximately 36,764,342 shares of Maxwell Common Stock were validly tendered and not validly withdrawn in the Offer, representing approximately 79% of the aggregate voting power of the Maxwell shares outstanding immediately after the consummation of the Offer. The number of shares of Maxwell Common Stock validly tendered and not validly withdrawn in the Offer satisfied the minimum tender condition (as defined in the Prospectus/Offer to Exchange). All conditions to the Offer having been satisfied, the Offeror irrevocably accepted for payment, and will promptly pay for, all Maxwell Common Stock validly tendered and not validly withdrawn in the Offer.
Following the completion of the Offer, on May 16, 2019, Tesla and the Offeror completed the acquisition of Maxwell pursuant to the terms of the Merger Agreement, through the merger of the Offeror with and into Maxwell in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Maxwell continuing as the surviving corporation (the “Merger”).
Following the Merger, all shares of Maxwell Common Stock ceased trading prior to the opening of the Nasdaq Global Market (“Nasdaq”) on May 16, 2019 and will be delisted from the Nasdaq and deregistered under the Securities and Exchange Act of 1934, as amended.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL TECHNOLOGIES, INC.

Date: May 16, 2019	By:	/s/ David Lyle
Name: David Lyle
Title: Senior Vice President, Chief Financial Officer and Treasurer